
11006089

BB&T

2010 Annual Review

ABOUT THE COVER

"A Brighter Direction"
by Bryan Larsen
© 2011 Bryan Larsen
Quent Cordair Fine Art
www.cordair.com
1-866-267-3247



This year's cover painting symbolizes our optimistic outlook for 2011 and our increasing confidence in the U.S. economy.

CORPORATE PROFILE

Founded in 1872, BB&T Corporation ("BB&T" or "the Corporation") continues to build on a strong foundation of excellence.

Headquartered in Winston-Salem, North Carolina, BB&T had consolidated assets at December 31, 2010, totaling $157 billion, and ranks as one of the largest banking organizations in the United States. As of December 31, 2010, BB&T operated approximately 1,800 branch offices in 12 states and Washington, D.C.

BB&T is a values-driven highly profitable growth organization. During the last two decades, our growth came largely from mergers as the economics of combinations were compelling. In the mid-2000s, we turned our attention to an organic growth strategy, which proved very effective. More recently, while maintaining our focus on organic growth, we are well-positioned for strategic opportunities, such as our FDIC-assisted acquisition of Colonial Bank.

Our fundamental strategy is to deliver the best value proposition in our markets. Recognizing value is a function of quality to price, our focus is on delivering high-quality client service resulting in the Perfect Client Experience.

Our overarching purpose is to achieve our vision and mission, consistent with our values, with the ultimate goal of maximizing shareholder returns.

At BB&T, we've spent 139 years sharing our knowledge with our clients. By offering sound advice and personal attention, we help our clients make informed choices as they manage their day-to-day finances and set a course to reach their long-term financial goals.

BB&T

BBT.com
Member FDIC

139 years of financial knowledge shared daily.

TABLE OF CONTENTS

ANNUAL MEETING

The 2011 Annual Meeting of Shareholders will be held on Tuesday, April 26, 2011, at 11 a.m. Eastern Time, at Embassy Suites, 460 North Cherry Street, Winston-Salem, North Carolina.

ABOUT THE REVIEW

The BB&T Corporation 2010 Annual Review is presented in a summary format to provide information regarding the performance of BB&T in a manner that is meaningful and useful to the widest range of readers. The audited consolidated financial statements of BB&T Corporation and Subsidiaries and other more detailed analytical information regarding the Corporation are contained in the BB&T Corporation 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

This 2010 Annual Review contains performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). BB&T's management uses these "non-GAAP" measures in their analysis of the corporation's performance. BB&T's management uses these measures to evaluate the underlying performance and efficiency of its operations. It believes that these non-GAAP measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The Company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T's management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

FORWARD-LOOKING STATEMENTS

This Annual Review contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of BB&T. Statements that are not historical or current to facts or statements about beliefs and expectations are forward-looking statements. Forward-looking statements involve certain risks and uncertainties and are based on the beliefs and assumptions of the management of BB&T, and the information available to management at the time that this Annual Review was prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and / or a reduced demand for credit or other services; (2) changes in the interest rate environment may reduce net interest margins and / or the volumes and values of loans made or held as well as the value of other financial assets held; (3) competitive pressures among depository and other financial institutions may increase significantly; (4) legislative or regulatory changes, including changes resulting from the adoption and implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in accounting standards, may adversely affect the businesses in which BB&T is engaged; (5) local, state or federal taxing authorities may take tax positions that are adverse to BB&T; (6) reduction in credit ratings; (7) adverse changes may occur in the securities markets; (8) competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T and may be subject to different regulatory standards than BB&T; (9) costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected; (10) unpredictable natural or other disasters could have an adverse effect on us in that such events could materially disrupt our operations or the ability or willingness of our customers to access the financial services we offer; (11) expected cost savings associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames; and (12) deposit attrition, customer loss or revenue loss following completed mergers and acquisitions, may be greater than expected. You should not place undue reliance on any forward-looking statement and should consider all of the foregoing uncertainties and risk, as well as those more fully discussed under Item 1A. "Risk Factors Related to BB&T's Business" of BB&T's 2010 Annual Report on Form 10-K and in any of BB&T's subsequent SEC filings. Forward-looking statements speak only as of the date they are made, and BB&T undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

CONSOLIDATED FINANCIAL HIGHLIGHTS

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data)

	2010	2009	% Change
ANNUAL RESULTS			
Net income	$ **854**	$ 877	(2.6) %
Net income available to common shareholders	**816**	729	11.9
Net income per common share:			
Basic	**1.18**	1.16	1.7
Diluted	**1.16**	1.15	.90
Cash dividends declared per common share	**.60**	.92	(34.8)
YEAR-END BALANCES			
Assets	$ **157,081**	$ 165,764	(5.2) %
Securities, at carrying value	**23,169**	33,253	(30.3)
Loans and leases	**107,264**	106,207	1.0
Deposits	**107,213**	114,965	(6.7)
Shareholders' equity	**16,498**	16,241	1.6
Book value per common share	**23.67**	23.47	.90
AVERAGE BALANCES			
Assets	$ **159,658**	$ 155,182	2.9 %
Securities, at amortized cost	**27,610**	31,226	(11.6)
Loans and leases	**104,787**	102,146	2.6
Deposits	**106,773**	102,381	4.3
Shareholders' equity	**16,886**	16,238	4.0

	2010	2009
PERFORMANCE RATIOS BASED ON NET INCOME		
Return on average assets	**.54** %	.56 %
Return on average equity	**4.85**	4.93
CAPITAL RATIOS		
Tier 1 risk-based capital ratio	**11.8** %	11.5 %
Total risk-based capital ratio	**15.5**	15.8
Tier 1 leverage capital ratio	**9.1**	8.5
Tangible common equity as a percentage of tangible assets[1]	**7.1**	6.2
Tier 1 common equity as a percentage of risk-weighted assets[1]	**9.1**	8.5
MISCELLANEOUS INFORMATION		
Common shares outstanding (in thousands)	**694,381**	689,750
Basic weighted average shares outstanding (in thousands)	**692,489**	629,583
Diluted weighted average shares outstanding (in thousands)	**701,039**	635,619
Full-time equivalent employees	**31,354**	32,394
Banking offices	**1,782**	1,857
ATMs	**2,481**	2,541

[1] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios.


20%
15
10
5
0
-5
-10
-15
(Percent)
18.9%
BB&T
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Peer 11
Peer 12

INDUSTRY-LEADING REVENUE GROWTH THROUGH THE CYCLE

2010 VS. 2007[1, 2]

[1] Adjusted for large acquisitions (BB&T/Colonial, PNC/NatCity/Sterling/Yardville, US Bancorp/FBOP/Downey/PFF/Mellon 1st Business Bank, Huntington/Sky Financial, Fifth Third/First Charter/R&G, M&T/Provident/Partner's Trust, M&I/First Indiana, Capital One/Chevy Chase, KeyCorp / U.S.B. Holding) and select one-time items.

[2] Peers include CMA, COF, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB and ZION.


$4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
($ in millions)
$3,569
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10

CONSISTENT LONG-TERM EARNINGS POWER

PRE-TAX PRE-PROVISION EARNINGS[3]

[3] As originally reported 15-year compound annual growth rate 18.1%


3.15%
2.95
2.75
2.55
2.35
2.15
1.95
1.75
1.55
(Percent)
2.24%
1.83%
BB&T
Peers
'05
'06
'07
'08
'09
'10

SUPERIOR EARNINGS POWER RETURNS

PRE-TAX PRE-PROVISION RETURN ON ASSETS[4, 5]

[4] Pre-tax, pre-provision earnings / Avg. Assets

[5] Peers include CMA, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB and ZION. Excludes COF.

Source: SNL and Company Reports



TO OUR SHAREHOLDERS:

Despite enduring the most challenging period in the last 80 years, BB&T is strong, profitable and more committed than ever to aggressively helping our shareholders, clients, communities and employees achieve economic success and financial security.

By staying true to the vision, mission and values that have guided us for more than 135 years, our company is well-positioned for the opportunities we believe are ahead in 2011 and beyond. We are increasingly confident about our nation's economy and marketplace – with the Federal Reserve's economic stimulus efforts, more certainty about tax policy and other issues in Washington and, most importantly, greater willingness by businesses to invest and create jobs.

"We believe it is time to turn the page on the tough and somber environment of the last three years. We believe it is time to look forward with a more positive attitude."

We believe it is time to turn the page on the tough and somber environment of the last three years. We believe it is time to look forward with a more positive attitude. We believe – actually, we *know* – BB&T is ready to lead the way to a brighter future: to provide the financial wherewithal for businesses to grow and to share the knowledge that will empower all of our clients to reach their financial goals – saving for retirement, a child's education, an overdue vacation.

Please don't mistake our optimism and determination for any lessening of our long commitment to conservative management or complacency about the challenges ahead. To the contrary, we are eager and prepared to move forward precisely because of our commitment to provide, first and foremost, a safe and sound foundation. That stability has been, is and will remain BB&T's bedrock.

Because we avoided many of the high-risk mortgages, esoteric investments and other practices that caused many other financial institutions to falter, BB&T was one of only three large regional banks in the country to remain profitable during the "Great Recession." Our capital levels are among the strongest in the industry. Many of our underlying banking businesses are performing better than ever. We have enjoyed loan growth among the industry's leaders while also changing the mix of our loan portfolio to produce less exposure to real estate and greater focus on less volatile commercial lending. Our other revenue-producing businesses – ranging from wealth management to mortgage and specialized lending to sales finance – are showing strong growth.



Kelly S. King
Chairman and
Chief Executive Officer

We continue to benefit from a "flight to quality" by winning clients from weakened competitors. We are capitalizing on the resurgence of basic banking – triggered by the problems plaguing Wall Street financial institutions – with double-digit growth in expanded corporate banking services. We have accelerated disposition of problem assets and expect continued reduction in credit costs in coming quarters. At the same time, we are working closely with our clients who have fallen behind on their mortgages to avoid costly foreclosures whenever possible.

Our Southeastern and Mid-Atlantic banking markets are among the best in the U.S. Our acquisition of Colonial Bank in 2009 has been very positive for earnings and opened attractive new areas, including the large Texas market. We are in a strong position to grow both organically and through strategic acquisitions that meet our rigorous standards, both in our existing banking markets and in our related financial businesses. And, just as we are helping our business clients expand and rekindle economic growth in our communities, we are adding revenue-producing jobs at BB&T – starting with several hundred in 2011 – at a time when many of our competitors have been forced to lay off employees.

We have weathered these stormy times, and are ready to enjoy a brighter day, because of two powerful advantages: BB&T has the best team and the best value proposition in banking. Our promise to provide the best service quality in the marketplace – demonstrated again in 2010 by independent customer surveys – distinguishes BB&T from our competitors. BB&T's own values for all of our employees, starting with fundamental qualities such as honesty and integrity, form the foundation of our value proposition. We treat our employees forthrightly and with respect. They treat our clients the same way. When our clients grow and prosper, we grow and prosper. It's that simple, and that powerful.

Our industry and our nation have endured a long and painful time. Understandably and with some justification, some have blamed the banking industry for contributing to the financial tumult with self-serving and short-sighted practices. In our free market system, those who made the biggest mistakes suffered – and deserved – the harshest penalties. Now it's time to move forward, informed but not impeded by the past. The most important role of BB&T, and indeed the banking industry, is to help families and businesses achieve economic success and financial security. We are passionate about meeting that responsibility. We are eager to do our part by helping our clients, our communities and our country regain their footing and their confidence, and again begin meeting their financial goals. At BB&T, we firmly believe our best days are ahead.

DIVERSE REVENUE MIX[1]



Community Banking	60%
Insurance Services	11%
Financial Services	9%
Specialized Lending	9%
Residential Mortgage	7%
Treasury	2%
Sales Finance	2%

GAAP Revenues: $9.4 billion for 2010

[1] Based on segment revenues, excluding other and parent/reconciling items.

OUR 2010 RESULTS

Record revenues, significant progress in diversifying our mix of loans and deposits and across-the-board improvement in credit costs contributed to higher earnings in 2010 and positioned BB&T to continue to outperform our peers and support economic recovery in our markets in 2011. By reducing our exposure to real estate and stepping up lending in more robust and less volatile sectors, we posted solid loan growth in several areas including large corporate, mortgage, auto finance and credit cards. For example, December 2010 was the most productive month for commercial lending in the history of BB&T. By pursuing lower-cost deposits, we further diversified our balance sheet and contributed to improved results. Meanwhile, thanks in part to our accelerated disposition of problem assets, our 2010 results were bolstered by declines in essentially all measures of credit costs in the second half of the year.

Revenues totaled $9.4 billion for 2010, an increase of 5.8% compared to last year. Net income available to common shareholders for the year totaled $816 million, or $1.16 per diluted share, reflecting increases of 12% and 1% respectively, compared to last year. For the third year, the provision for credit losses – while down 6.2% from a year ago – was the biggest drag on our earnings. The good news is that continued improvement in our credit quality trends, combined with a more positive economic outlook, should allow us to reduce the provision expense in 2011. We experienced fourth quarter improvement ranging from early-stage indicators, such as our watch list and delinquencies, to nonperforming assets and losses. For example, commercial delinquencies declined by 39.6% in the fourth quarter compared to the third quarter of 2010. Nonperforming assets steadily decreased for three consecutive quarters in 2010, ending the year at $4.0 billion, down 9.6% from $4.4 billion at the end of the first quarter. Increases in net charge-offs also began to level off, ending the year at 2.15% excluding covered loans for the fourth quarter, compared to 3.54% in the third quarter. BB&T continues to lead our peer group with lower levels of losses over the credit cycle and superior overall credit quality. It also is worth noting that the Colonial Bank loan portfolio, essentially covered by the Federal Deposit Insurance Corporation loss-sharing protection as part of our 2009 acquisition of Colonial, continues to significantly outperform our initial expectations.

One of the drivers of improving credit quality trends is the effective execution of our problem assets disposition strategy. We sold approximately $600 million of problem assets in the fourth quarter and we are confident we will liquidate the remainder of the problem assets portfolio we have designated for sale over the next quarter or two. Importantly, because we avoided earlier disposition at five or 10 cents on the dollar, average sales prices of closer to 50 cents on the dollar were consistent with our target price and have preserved a substantial amount of shareholder value. We also assisted as many of our clients as possible in working though their financial problems during a very difficult economic environment, balancing our obligation to both our clients and our shareholders.

Average loans and leases increased by 2.6% compared to 2009; however, this reflects our strategy of growing commercial and industrial loans and consumer loans at a faster pace while reducing our exposure to real estate loans. Our mix of new loans in 2010 was 84% commercial and 16% real estate. In the fourth quarter of 2010, commercial lending totaled a record $10.3 billion, with new commercial commitments up 89% on an annualized linked-quarter basis. Our loan growth compares favorably with our peers, many of which still lack the capacity or will to aggressively extend new credit. In contrast, BB&T extended $20.9 billion in credit during the fourth quarter of 2010, an increase of 54% on an annualized basis compared to the third quarter. We were named the Small Business Administration's most active small business lender in our core markets of North Carolina and Virginia in 2010, reflecting our commitment to support economic and job growth in BB&T's communities. In 2011, we are eager to continue showing our clients, as the banners proclaim in front of our branches, that BB&T is "Still Strong, Still Lending."

Diversification of BB&T's balance sheet on the deposit side, with more growth coming from lower-cost deposits, also contributed to our record net revenue and compared favorably with our peers. Noninterest-bearing deposits increased by 18.3% in the fourth quarter of 2010 on an annualized linked-quarter basis, representing 21% of client deposits, up from 18% a year earlier. Net new transaction accounts were up by 95% in 2010 compared to the prior year.

Our fully taxable equivalent net interest income totaled $5.5 billion in 2010, a 9.9% increase from a year earlier, reflecting lower interest expense. Our positive asset and funding mix changes also benefited our net interest margin – basically the difference between the interest received on loans and investments and the interest paid on deposits and other funding, expressed as a percentage of average earnings assets. The margin, key to our profitability, improved to 4.03% from 3.66% in 2009, due in part to better-than-expected performance on loans acquired from Colonial and lower deposit costs. In contrast, our peers' margin averaged 3.51% in 2010.

BB&T's diversified fee income-producing businesses, which represent 41.0% of total revenues, increased in 2010 to nearly $4 billion. We placed a lot of emphasis in building our wealth management and trust and investment advisory revenues, which were up by 29% and 10.5% respectively in the fourth quarter of 2010 compared to a year earlier. Our investment banking and brokerage businesses also posted strong performance with record levels of equity and debt capital markets deals. BB&T's insurance operations remained the biggest fee-income contributor with more than $1 billion in noninterest income. Despite continued softness in the industry's pricing for premiums, we are increasing our market share and maintained our position as the world's sixth-largest insurance broker.

BB&T's return on average assets and return on common shareholders' equity in 2010 were essentially unchanged from 2009, at .54% and 4.85% respectively. We expect both ROA and ROCE to improve significantly as we return to a more normalized credit cycle. Even now, the ratios remain superior to our peers. For example, if we look at our pre-tax, pre-provision income – which we regard as one of the most important measures of a company's underlying earnings power – BB&T's ROA in 2010 was 2.24% compared to 1.83% for our peers. Looked at over the long term, BB&T's 15-year compound annual growth rate in pre-tax, pre-provision earnings is 18.1%. While our 2010 results remain lower than our historical numbers – leaving plenty of room for improvement in an economic recovery – BB&T's performance remains among the strongest in the financial services industry.

LOAN GROWTH AMONG INDUSTRY LEADERS

AVERAGE TOTAL LOANS


$120.0
100.0
80.0
60.0
40.0
20.0
0.0
($ in billions)
$79.3
$88.0
$95.2
$102.1
$104.8
2006
2007
2008
2009
2010

DRIVING STRONG DEPOSIT GROWTH

AVERAGE TOTAL DEPOSITS


$120.0
100.0
80.0
60.0
40.0
20.0
0.0
($ in billions)
$77.2
$83.5
$88.8
$102.4
$106.8
2006
2007
2008
2009
2010

OUR STOCK PERFORMANCE

COMPARISON OF THREE-YEAR CUMULATIVE TOTAL RETURN[1]

AMONG BB&T CORPORATION, THE S&P 500 INDEX, AND BB&T'S PEER GROUP


$150
100
50
0
(Dollars)
BB&T
Peers
S&P 500
2007
2008
2009
2010

[1] $100 invested on 12/31/07 in stock or index, including reinvestment of dividends.

We take our responsibility to our shareholders very seriously and I personally consider optimizing the long-term return to our shareholders, while maintaining a safe and sound investment, as my number one priority. Unlike many companies where a large majority of shares are held by institutional investors, fully half of our shareholders are individuals, including people of all ages and income levels who have been loyal to BB&T through up and down market cycles. I understand that the return on their investment in BB&T is a significant portion of many of our shareholders' personal incomes. I assure them that I will do all I personally can to protect and grow their investment.

We believe the best gauge of our performance is over the long term. While we are disappointed the BB&T share price did not reflect the strong performance of your company in much of 2010, we are proud of our long-term record of steady gains. For the period ended December 31, 2010, BB&T outperformed our peers over the last 3, 5, 7, 10, 15 and 20 years. For example, our 15-year annualized total return of 8.4% compares to 4.4% for our peers and 6.7% for the S&P 500. A $100 investment in BB&T shares in 1995 was worth $337 on December 31, 2010 – significantly better than the S&P 500 and our other in-market peers.

Our long-term view extends to BB&T's dividend strategy. We have paid a cash dividend every year since 1903. We made the painful decision last year to reduce our annual dividend because we felt it was prudent to maintain our strong capital position in the face of the tremendous uncertainty and lower earnings levels that characterized the last two years. We were the last major bank to reduce our dividend, and we reduced it substantially less than all but one of our peers. BB&T's 2010 annual dividend of $.60 per share compared favorably with many other banks that eliminated or much more sharply cut their dividends. As of December 31, 2010, BB&T has the fourth-highest dividend yield among banks in the S&P 500.

Looking forward, we hope to be in the early group of banks that are in a position to increase their dividends. In the fourth quarter of 2010, we earned $.30 per share and paid out $.15 per share, or a 50% payout. We know how much our shareholders depend on our dividends and will continue our strong bias toward returning capital to shareholders through a proactive dividend strategy. At the same time, we must balance that dividend strategy with the need to retain the capital required to remain safe and sound for the benefit of all of our stakeholders – our shareholders, clients, employees and communities. While future increases in our dividend may not be as large or as soon as some shareholders hope, our commitment is to remain steady and strong over the long term. We believe that's the best way to continue to reward our shareholders for their faith in BB&T.

DIVIDEND YIELD

AS OF DECEMBER 31, 2010[2]


3.50%
3.00
2.50
2.00
1.50
1.00
.50
.00
(Percent)
3.32%
2.28%
.95%
.74%
.66%
.58%
.58%
.57%
.47%
.45%
.27%
.17%
.14%
Peer 1
BB&T
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Peer 11
Peer 12

Among S&P 500 Index banks, BB&T has the 4th highest dividend yield.

[2] Peers include CMA, COF, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB and ZION. Source: Thomson Reuters

OUR CAPITAL STRENGTH

Our capital levels remain among the strongest in the banking industry. Moreover, we are confident BB&T will remain a leader in this key measure of a bank's financial strength as regulators impose tougher capital standards to assure the safety and soundness of the global financial system.

In 2010, seeking to prevent a repeat of the financial crisis that has hobbled the world economy over the last three years, global leaders agreed on a new set of regulatory standards (called Basel III because they were set by the global Basel Committee on Banking Supervision) to increase the quantity and quality of bank capital. Capital is the margin by which creditors are covered if a bank's assets are liquidated. U.S. regulators also have proposed new capital standards for banks, implementing a requirement of the sweeping financial-regulatory overhaul by Congress last summer. The Federal Reserve is requiring U.S. banks to show they have the capital cushions in place to withstand losses over the next two years and demonstrate the ability to meet the Basel III standards. The Fed is conducting "stress tests" to confirm banks have the ability to meet the new standards. Before banks are allowed to return capital to shareholders in the form of dividends, they must pass these tests, as well as repay any federal Troubled Asset Relief Program (TARP) funds they received to boost their capital levels during the financial crisis.

Just as BB&T exceeded the federal government's stress test requirements in 2009 – designed to measure banks' capability to withstand a prolonged recession – we are confident your company will again exceed the rigorous capital levels required. As you will recall from last year's report, BB&T was among the first financial institutions in the country to both pass the earlier stress test and repay the TARP investment.

We believe BB&T's ability to generate capital internally provides the flexibility to meet required capital levels, and do not expect to issue new common equity in order to meet the new capital rules.

At December 31, 2010, our Tier I risk-based capital ratio and total risk-based capital ratio were 11.8% and 15.5%, respectively. Our Tier 1 common ratio, a measure of tangible capital and the ratio that regulators watch most closely, was 9.1% at December 31, 2010, compared to 8.5% one year ago.

Our strong capital position enables BB&T to continue our proactive dividend strategy, and gives your company the flexibility to make opportunistic and strategic investments as the economy strengthens.

CAPITAL AMONG INDUSTRY LEADERS[1]

TIER 1 COMMON RATIO


9.5%
9.0
8.5
8.0
(Percent)
8.5%
8.6%
8.9%
9.0%
9.1%
4Q09
1Q10
2Q10
3Q10
4Q10

TIER 1 RISK-BASED CAPITAL RATIO


12.0%
11.5
11.0
(Percent)
11.5%
11.6%
11.7%
11.7%
11.8%
4Q09
1Q10
2Q10
3Q10
4Q10

[1] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets, each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

FINANCIAL REGULATION

Let me say a few words about the increased financial regulation coming from Washington in the wake of the financial crisis. The Dodd-Frank financial overhaul law passed by Congress last year includes some positive changes, namely more systemic and less fractured oversight of financial institution risk and progress toward eliminating the concept of "too big to fail." That said, I believe in their zeal to respond to admittedly excessive risk-taking by some in our industry, Washington overreached and enacted changes based on emotion rather than rational, long-term thinking. We are hopeful that the 2011 Congress will reexamine some of the provisions of the hastily passed 2,319-page bill. For example, we believe legislating price and product controls are inconsistent with our free-market principles and BB&T values and are harmful to shareholders. A particularly absurd and arbitrary price control is the Durbin amendment, which places restrictions on the debit interchange fees that merchants pay banks for using card networks. In addition, while we agree there is a need for consumer protection, we don't believe a new government bureaucracy that is separate from safety and soundness considerations is needed to impose more excessive government regulation. For a flavor of out-of-control government rule-making, consider this: After passage of the Dodd-Frank law, federal agencies are now writing at least 330 new rules, and regulators will launch 122 oversight panels and offices required by the law. While many of the latest financial regulations are directed more at Wall Street financial institutions than Main Street commercial banks like BB&T, we believe excessive government regulation inhibits economic growth and is just as harmful as excessive business risk-taking. We believe it is time to strike a better middle ground that ensures the safety and soundness of our financial institutions – and enables banks to be the economic engines we need to stimulate and sustain recovery of our economy.

SALES FINANCE LOANS


$8.0
7.0
6.0
5.0
4.0
($ in billions)
$5.7
$6.0
$6.4
$6.3
$7.1
2006
2007
2008
2009
2010

BB&T is growing its sales finance portfolio, which includes loans for automobiles, recreational vehicles and boats.

Rosenthal Automotive became a BB&T client when BB&T acquired First Virginia Bank in Falls Church, Va., in 2003, and Rosenthal Automotive Group President Don Bavely says the transition was easy. Business has "grown and grown" since then, as has the banking relationship, and Bavely considers BB&T a long-term partner. BB&T handles the sales finance side of the business by purchasing car loans from the company's auto dealerships, as well as inventory financing, capital loans, credit card services, wealth management and more. "BB&T is always a phone call away, and if BB&T says they'll deliver it on this day at this time at this rate, they live up to it."

"BB&T has always taken care of us. The executives are empowered to make deals for the bank, and when it's time to close, I know the bank will live up to its commitments."

Don Bavely, President, Rosenthal Automotive Group


ALEXANDRIA

Geraldine Mendez, Human Resources Director, Rosenthal Automotive; Don Strehle, President, Northern Virginia, BB&T; Bonnie Glover, Vice President, Sales Finance Marketing Representative, BB&T; Jerry H. Griffin, Esq., General Counsel, Vice President, Secretary, Rosenthal Automotive; Don Bavely, Partner, President, Rosenthal Automotive; Bob Rosenthal, Partner, Chief Executive Officer, Rosenthal Automotive; David A. D'Ermes, Senior Vice President, Sales Finance Group Center Manager, BB&T; Roy L. Giese, Senior Vice President, Corporate Banking, BB&T

OUR KEY STRATEGIC OBJECTIVES FOR 2011

2011 KEY STRATEGIC OBJECTIVES

Deliver the BB&T Value Promise, thereby creating the Perfect Client Experience

Ensure a strong employee value proposition

Effectively emerge from the credit cycle

Achieve superior revenue growth

Control costs

For a quarter of a century of overindulgence and excessive leverage, consumers, companies and entire countries, including the U.S., bought beyond their means, thinking the good times would never end. In simple terms, we took the balance sheet of the world and inflated it by about 30%. For the last three years, we've been deflating it by 30%, causing the worst recession in 80 years.

All the pain and turmoil has underscored the importance of setting and adhering to consistent long-term goals. While many financial institutions, particularly on Wall Street, paid a heavy price for structuring and distributing unsustainable products such as subprime mortgages, BB&T avoided most of the problems because we adhered to our long-held values and goals.

Looking ahead, there is no shortage of challenges still facing our nation and world, including a still-fragile global economy, overreaction by politicians leading to excessive regulation, and worrisome levels of debt. In addition, the financial services industry faces excess capacity, growing competition and a poor public image. Over the next five to 10 years, we believe these challenges will result in a shakeout, with three national banks and five to seven large regional banks dominating the industry.

We believe BB&T will both survive and thrive. We are one of the best-positioned financial services companies to take advantage of opportunities as the economy improves. We don't expect to return to the hyped pre-recession growth rates of 10% and more, but we see solid 3% - 4% growth in the real Gross Domestic Product and moderate 2.1% average inflation over the next five years. In addition, as Main Street banks get back many of the loans and other basic banking services that our industry lost to Wall Street financial institutions over the last 35 years, we believe your company will emerge as one of the biggest beneficiaries.

The key to being both independent and prosperous over the long term is to create a superior earnings-per-share growth rate without sacrificing the fundamental quality and long-term competitiveness of our business, or taking unreasonable risk. For 2011, we have set five strategic objectives to guide us in delivering that performance – and achieving our ultimate goal of maximizing returns for our shareholders.


GREENWICH
ASSOCIATES
Greenwich
Excellence

Winner of 19 Excellence Awards from Greenwich Associates; 17 national awards and 2 regional awards

Second consecutive year BB&T has received more awards than any other financial institution in the nation

Awards based on interviews with 14,000 U.S. small businesses and 10,000 middle market companies

Of more than 750 banks evaluated, only 34 received Excellence Awards

Deliver the BB&T Value Promise, thereby creating the Perfect Client Experience

It is sad to see how the long financial crisis has tarnished the reputation of banks and bankers. Equally sad is that the reputation is deserved in cases where financial institutions' excesses or failed oversight caused their clients and shareholders to lose their money, and their trust.

So it is striking, and very encouraging, that BB&T's overall client service and loyalty scores actually increased in 2010 – again ranking No. 1 among our in-market competitors in an independent survey by Maritz Research. Moreover, at a time of increased consumer complaints about mishandled mortgages, BB&T again ranked at the top of J.D. Power and Associates' survey of customer satisfaction among primary mortgage servicers. Our small business and middle-market groups captured 19 excellence awards in national categories ranging from overall customer service to financial stability to credit policy from Greenwich Associates. The list of our industry-leading recognitions for superior customer service extends into all facets of our business, including insurance, wealth management, mobile banking, capital markets, middle market and small businesses, sales finance, 401(k) retirement plan sponsorship and – an area that makes all the other recognitions possible – employee training.

Every BB&T employee is trained to deliver a Perfect Client Experience, defined by four qualities:

- **Reliable:** "I am dependable and my clients can count on me."
- **Responsive:** "I act quickly to help my clients with their needs."
- **Empathetic:** "I listen to my clients and am sensitive to their feelings."
- **Competent:** "I am equipped with the skills and knowledge to help my clients."

Unlike many bigger banks, we focus on our clients, not our products. While our larger competitors wake up in the morning trying to sell the products they have already developed, BB&T's community bankers get up in the morning trying to figure out what their clients need, and then finding a solution.

We believe our relationships with our clients have grown stronger during the recession not because we talk more, but because we listen better. After watching the global financial meltdown wreak havoc, many businesses and consumers don't want their banks to tell them what to do as they seek to recover. But they do recognize strong surviving banks like BB&T have valuable financial knowledge to share. Rather than hearing a sales spiel, these savvy clients want their banks to illuminate the choices, empowering them to make their own decisions. Our relationships with our clients increasingly are built on that shared knowledge.

As part of BB&T's commitment to share knowledge, in 2010 we joined forces with the Financial Services Roundtable to deliver financial literacy education to high school students, starting with 30 schools across North Carolina. The program is a partnership with the EverFi Financial Literacy Platform, a web-based curriculum that teaches, assesses and certifies students in hundreds of financial topics. We can't think of a better way to share knowledge that will empower our young people to make more informed financial decisions.

INDUSTRY-LEADING CLIENT SERVICE

OVERALL BANK SATISFACTION[1]



65%
63.9%
60
55
50
45
40
(Percent)
BB&T
Peer 1
Peer 2
Peer 3

OVERALL BRANCH SATISFACTION[1]



80%
76.7%
75
70
65
(Percent)
BB&T
Peer 1
Peer 2
Peer 3

[1] From Maritz Research Retail Client Satisfaction Survey, represent percentage of "top box" scores, indicating a 9 or 10 rating on a 10-point scale.
Peers include Regions, SunTrust and Wachovia

"HIGHEST IN CUSTOMER SATISFACTION WITH PRIMARY MORTGAGE SERVICING."[2]



J.D. POWER

[2] Branch Banking and Trust received the highest numerical score among mortgage servicers in the proprietary J.D. Power and Associates 2010 Primary Mortgage Servicer Study℠. Study based on responses from 4,516 consumers measuring 19 companies and measures the satisfaction of consumers with their current mortgage servicer. Proprietary study results are based on experiences and perceptions of consumers surveyed in May-June 2010. Your experiences may vary. Visit jdpower.com

For Jack Snow, President of Sheffield Financial, a division of BB&T, it took nine years to convince Polaris Industries that his company was big enough to handle the installment lending needs of Polaris' 1,500 dealerships that sell ATVs, snowmobiles and other power sports equipment nationwide. The opportunity came when Polaris' other lenders pulled back during the economic downturn and Sheffield Financial stepped up. Since then, Sheffield has become the primary lender for Polaris. Snow credits Sheffield's exceptional customer service, including the promise that a live person will answer every call during business hours. Kelly Clawson, Manager of Financial Services at Polaris, agrees, adding that Sheffield's flexibility, unique finance offerings and Southern hospitality – including sending pecan pies and honey-baked hams – has won over Polaris and its dealers.

"During the recession, both of our other banks pulled back. Sheffield stepped in, gave us access to financing, ramped up programs quickly and helped our dealers move metal."

Kelly Clawson, Manager of Financial Services, Polaris Industries


POLARIS
ASSAULT
POLARIS

Bennett J. Morgan, President and Chief Operating Officer, Polaris Industries Inc. | Scott A. Swenson, Vice President Snowmobiles and Parts, Garments and Accessories, Polaris Industries Inc. | Anne J. Osborne, Vice President, Sales Support Officer, Sheffield Financial | Kelly Clawson, Manager of Financial Services, Polaris Industries Inc. | Jack Snow, President and Chief Executive Officer, Sheffield Financial | Scott W. Wine, Chief Executive Officer, Polaris Industries Inc.

Ensure a strong employee value proposition

The essence of success for a company is to create value. We could not create value without our employees, who deliver the best value proposition in the marketplace by providing the best service quality.

Thus, it is vitally important that BB&T values its employees. To make sure we never lose sight of the importance of our employees, for 2011 BB&T's management team has added an employee value proposition as a strategic objective. We recognize that, like our clients, our employees can decide to leave BB&T at any time if we fail to show how much we value them. By many measures, we believe we deliver on our employee value proposition. We have historically had very low turnover – 12% in 2010, superior to our peers. We win top industry awards for our training and productivity. Unlike many competitors that have slashed employee pay and benefits during the financial crisis, BB&T has continued to give raises and offer generous healthcare and other employee benefits. We are one of the few companies with a retirement program offering both a pension and employer-matched 401(k) plan.

We want to find ways to make BB&T an even better place for our employees. We believe a key to sustaining a value proposition with our employees is to focus on their sense of well-being – certainly whether they're feeling good about their jobs and workplaces, but also about their health, family, financial situation and social interaction with others. We believe a key ingredient is how engaged employees feel, with colleagues at work and with others in their communities. That's why we encourage team activities like playing softball together and volunteering together on community projects.

We also believe BB&T's culture is crucial to sustaining a strong employee value proposition – a culture we spend a lot of time communicating with our employees. We have 10 core values that we believe in and have shared with our employees for a long time.

We think about those values in four areas: character, judgment, success and happiness. Therefore, at home and at work, we stress the importance of strong character, focusing on honesty and integrity. We stress good judgment and good decision-making based on reality, reason and independent thinking. We want our employees to be successful, just as we want BB&T to be successful. If an employee is not successful, we're forthright in saying our partnership with them won't work out long-term. Success requires individual productivity, a willingness to work together and a commitment to justice. We say very clearly to our employees: those who produce the most will be rewarded the most.

Most importantly, we want our employees to be happy because happiness is a function of self-esteem and pride in how we live our lives. We believe that sense of happiness is essential so employees can learn, grow and be fulfilled in their work. That's a key part of our mission, which is crucial for us to optimize the long-term return to our shareholders.

We believe our commitment to our values, our employees and our value proposition helped guide us through the terrible financial crisis of the last three years. At times of great volatility, it's vital for a company and its employees to know instinctively what is okay to change, and what is not okay to change. Everyone at BB&T knows we have three non-negotiables: our values, our mission and our vision of creating the best financial institution possible. Tactics and strategies often change – particularly during times of volatility – but that's the reality of dealing with the dynamics of a changing world. By staying true to our non-negotiables, we recognized it was inconsistent with everything we believe in to put people in homes they could not afford, pass along unsustainable mortgages to investors and engage in other overleveraging practices that led to the financial crisis. We believe a strong employee value proposition ultimately will separate the winners from the losers in our industry, whatever the economic environment.

OUR VISION

To Create the Best Financial Institution Possible

"The Best of The Best"

OUR MISSION

To Make the World a Better Place to Live, By:

- *Helping our Clients Achieve Economic Success and Financial Security;*
- *Creating a Place where our Employees can Learn, Grow and be Fulfilled in their Work;*
- *Making the Communities in which we Work Better Places to be; and thereby:*
- *Optimizing the Long-Term Return to our Shareholders, while Providing a Safe and Sound Investment.*

OUR VALUES


HAPPINESS
SELF-ESTEEM
PRIDE
SUCCESS
PRODUCTIVITY
TEAMWORK/MUTUAL SUPPORTIVENESS
JUSTICE
JUDGMENT
REALITY
REASON
INDEPENDENT THINKING
CHARACTER
HONESTY
INTEGRITY

McPherson Oil became BB&T's first large commercial account in the state of Alabama, with BB&T serving as the lead agent bank in McPherson's loan-syndication. McPherson made this change to BB&T after many years with another local bank and in the midst of volatility in the financial markets. The decision to change banks was made prior to BB&T's acquisition of Colonial Bank. The strategic acquisition of Colonial Bank gave BB&T 22 offices in Birmingham alone and about 100 offices in the state and surrounding region and further affirmed McPherson's decision in selecting BB&T. "We were looking for a financially strong bank with a local presence and a focus on our geographic markets," said Ken McPherson, President. "We wanted a bank with a desire to partner with us for growth and one that could understand our business so they could better serve our needs."

"All of our banking and treasury needs are provided by BB&T, and we selected them because they exhibited a true desire to be our banking partner, not just our bank."

Ken McPherson, President, McPherson Oil


McPherson
Oil Prod
McPHERSON
MOP
OIL PRODUCTS
522

Bradley G. Gray, Executive Vice President Finance and Operations, McPherson Oil; Donta L. Wilson, President, BB&T of Alabama; C. Ken McPherson, Jr., President, McPherson Oil; Charles McPherson, Sr., Chief Executive Officer and Chairman, McPherson Oil; Burton McDonald, Alabama Corporate Banking Manager, BB&T

Lighthouse Project

Our employees have shown that creating value for their communities can be measured in other ways beyond loans or deposits. Through BB&T's Lighthouse Project over the past two years, our employees have volunteered nearly 100,000 hours and completed more than 2,100 projects in 25 states, helping more than three million people in our communities cope with tough economic times. Their volunteer projects have ranged from organizing food drives and renovating day-care centers to donating school supplies and helping military families cope when a parent is serving overseas. The Financial Services Roundtable, which represents 100 of the largest U.S. financial services companies, presented BB&T with its "2010 Leadership in Community Service Award" for the greatest percentage of employees volunteering for community projects. I'm proud of our employees for the recognition, but prouder still of their initiative in helping their neighbors who are facing financial and other hardships. Employees invariably tell me serving their community is as personally rewarding to them as their time and BB&T's financial support is to our partner community organizations. We are committed to continuing this outreach in 2011.

MIRACLE LEAGUE OF DALLAS-FORT WORTH
DALLAS-FORT WORTH, TEXAS



Regional Acceptance Employees

"It's partners like BB&T that are really the miracle. All season long, they delivered a 'three-peat' – financial support, uniforms for all the kids and buddies for all the games."

Steve Grey, Board President, Miracle League DFW

In Dallas-Fort Worth, it may be every kid's dream to play on the field and tour the locker room at Cowboys Stadium, home of the Dallas Cowboys. BB&T made that dream come true for 75 children and their families as sponsor of opening day festivities for The Miracle League of Dallas-Fort Worth, an organization that provides children with special needs the opportunity to play baseball. Adult volunteers serve as buddies for children during their Saturday baseball games, and 60 BB&T Regional Acceptance employees gave their personal time throughout the season to participate. BB&T also donated all player uniforms and volunteer shirts. The program was spotlighted by the Financial Services Roundtable when it awarded BB&T its "Leadership in Community Service Award."

BACKPACK BUDDIES
WILSON, NORTH CAROLINA



LEFT TO RIGHT: Leagh Holloman, Towanda Farmer, Wanda McCroskey

"Our volunteers have been so moved by Backpack Buddies and energized by getting together every week to pack up and deliver the bags. We feel blessed to be part of it."

Betsy Davis, Senior Vice President, BB&T Wealth Division

For many employees at BB&T, it was incomprehensible to think that there were elementary children in their communities who wouldn't have food to eat outside of the breakfasts and lunches provided by their schools during the week. As part of the Lighthouse Project, BB&T employees in Wilson, N.C., decided to support the Backpack Buddies program in their community by purchasing, packaging and delivering bags of nonperishable foods to their local elementary schools every Friday. Teachers discreetly identified students in need and placed the food-filled bag in the students' backpacks for the weekend. The program touched the hearts of BB&T Lighthouse Facebook fans who voted it their favorite Lighthouse Project on Facebook, providing additional funds to support the project.

NONPERFORMING ASSETS DECREASE FOR THIRD CONSECUTIVE QUARTER[1]


$4,700
4,500
4,300
4,100
3,900
3,700
3,500
($ in millions)
$4,172
$4,394
$4,327
$4,147
$3,971
4Q09
1Q10
2Q10
3Q10
4Q10

[1] Excludes covered and government guaranteed assets.

Effectively emerge from the credit cycle

Our top priority is to remain laser-focused on managing down credit costs. As a result of our aggressive program to dispose of problem assets – accelerated in 2010 – we have substantially reduced the level of problem assets. We expect this trend to continue in 2011, enabling your company to emerge from this long down cycle with significantly improved earnings.

Our conservative lending strategy has not wavered, with selective and long-standing client relationships, loan underwriting discipline, geographic diversification and strict limits on project size. Throughout the challenging times of the last three years, BB&T's overall credit quality has remained superior to our peers and the national average.

While our clients experienced fewer problems at the outset of the recession because of BB&T's higher-quality loan book, they too experienced more problems as the downturn deepened. But unlike many of our competitors, BB&T did not sell off our higher level of nonperforming assets at a time of plummeting values. It made no sense for us to give away shareholder value by deeply discounting our assets at a time when BB&T continued to have strong capital levels. Rather, we waited until pricing improved later in 2010, and then moved quickly with an expanded problem asset management team. We have sold $1.9 billion of problem assets off of our balance sheet in 2010. We continue to aggressively reduce our exposure to real estate in markets showing the greatest stress, including Florida, Atlanta and the Washington, D.C., metropolitan area. We have repositioned our balance sheet to reduce exposure to volatile real estate markets.

We are encouraged by improvement in our underlying credit trends. Our watch list of problem assets peaked in the spring of 2010 and has been declining. The rate of growth of nonperforming assets continued to decline throughout 2010, and we expect to see net nonperforming assets steadily decline in 2011. Starting in the third quarter 2010, we have not had to build our allowance for problem assets for the first time in the cycle. We are methodically reducing our exposure to foreclosed property, with the inventory of bank-owned real estate at the lowest level since the second quarter of 2009.

We work closely with our clients as we reduce BB&T's problem loans. For example, under the federal government's Home Affordable Modification Program to assist homeowners facing financial hardships, we successfully modified the terms of more than 70% of BB&T mortgages in the program, compared to a 20% average for the banking industry. We view residential mortgages as a critical service for our long-term banking clients. BB&T's mortgage business is fully integrated into our community banking model. We primarily originate mortgages for our own portfolio and retain the servicing rather than sell the mortgages to other institutions. Because of this lower-risk structure, we avoided overheated securitization, "robo-signed" foreclosures and other aggressive mortgage practices that have caused problems and controversy for many financial institutions.

In all of our efforts to effectively emerge from this difficult credit cycle, we have sought solutions in the best interest of our clients, communities and shareholders – solutions that are consistent with our values. We offer loans appropriate for every borrower, and work with our mortgage clients to keep them in their homes wherever possible. We avoid undermining property values in the communities we serve by not dumping properties on the market at pennies on the dollar. In the end, we believe those efforts also meet our mission to our shareholders to maximize the return on BB&T's investments and position us for greater earnings momentum in 2011.

Achieve superior revenue growth

Revenue growth is essential for a bank to emerge from any tough cycle with strong earnings momentum. While many of our competitors have been forced to focus on deeply troubled loan portfolios over the past three years, BB&T engineered strong growth in key revenue-producing areas in both our core banking operations and fee-income businesses. Between 2007 and 2010, BB&T ranked No. 1 among our peers, with 18.9% revenue growth excluding securities gains and our Colonial acquisition. We expect to build on this success by hiring several hundred additional revenue-producing employees in 2011.

We owe much of our success to our diversified business model, which is balanced approximately 50-50 between retail and commercial lending and delivers a less volatile and more predictable revenue and earnings stream. Another important driver is our community banking structure, which combines the service quality of community banks and the efficiencies of consolidated back-office operations. Our 36 community banks generated 60% of BB&T's revenue in 2010. In addition, our 12-state footprint concentrated in the Southeast and Mid-Atlantic enjoys among the fastest growth in population, household formation and household income growth.

A key part of our revenue growth strategies is the changing mix of our loan and deposit portfolios. On the loan side, as we control our concentrations in real estate, we are aggressively pursuing business in fast-growing – and less volatile – sectors. For example, while loan growth is fairly flat in the aggregate, we have enjoyed very strong growth in areas where we have added resources – corporate banking, mortgage and certain specialized lending segments. Corporate banking has been an area of major emphasis for us, and the timing couldn't be better. Many of the national financial services companies that traditionally dominate corporate banking stumbled or failed during the last financial crisis. At the same time, BB&T has emerged as a top 10 bank with the capital strength and products to meet the need of corporations that are beginning to borrow again as the economy shows signs of improvement. In 2011, we expect 3% to 5% overall growth in loans held for investment, with a faster pace in non-real estate portfolios.

On the deposit side, as pricing has become very sensitive on certificates of deposit, we have deliberately not pushed expensive CDs while aggressively seeking transaction and non-interest-bearing deposits. While we have allowed more expensive CD accounts to run off, we don't believe we have lost client relationships because of our industry-leading service quality. In 2011, we expect overall deposit growth of 1% to 3%, with double-digit growth in transaction account deposits.

In another bright spot in our revenue story, bundled services to small businesses, where we typically start with a checking account and then add other services, increased by 25% in 2010 over the previous year. We also are rapidly expanding our wealth management business, which operates 24 regional teams offering services ranging from financial and estate planning to trust and philanthropic counsel. Its revenues were up 29% in the fourth quarter compared to the same period last year. Mortgage lending had a phenomenal year in 2010, particularly in the fourth quarter when we originated $8.4 billion in loans. Our diversified group of niche lending businesses also contributes importantly to our revenue growth. Among them are automobile finance, insurance premium finance and small-ticket consumer finance.

INDUSTRY-LEADING REVENUE GROWTH THROUGH THE CYCLE

2010 VS. 2007[1, 2]

BB&T	**18.9 %**
Peer 1	16.5
Peer 2	9.0
Peer 3	9.0
Peer 4	8.5
Peer 5	7.9
Peer 6	5.6
Peer 7	4.3
Peer 8	(2.5)
Peer 9	(3.8)
Peer 10	(6.2)
Peer 11	(12.3)
Peer 12	(15.0)

[1] Adjusted for large acquisitions (BB&T/Colonial, PNC/NatCity/Sterling/Yardville, US Bancorp/FBOP/Downey/PFF/Mellon 1st Business Bank, Huntington/Sky Financial, Fifth Third/First Charter/R&G, M&T/Provident/Partner's Trust, M&I/First Indiana, Capital One/Chevy Chase, KeyCorp / U.S.B. Holding) and select one-time items.

[2] Peers include CMA, COF, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB and ZION.

In 1998, successful entrepreneur Maurice Slaughter was interviewing financial institutions so he could become the first African-American in the country to own a Harley-Davidson dealership. For him, BB&T stood out. "They wanted to understand my business and where I saw myself in the next five, 10 or 20 years," he said. "And when it came to decision-making, it was local, and that went a long way for me." Today, Slaughter's relationship with BB&T runs deep. As both a business and wealth management client, he relies on BB&T for retirement, estate and life planning. He also appreciates that BB&T took the time to ask hard questions and educate him and his family on how to prepare for whatever the future brings. For his daughter, Tiara, that means continuing the banking relationship her father started, by relying on BB&T to be there for her and the Sugar Rush Candy Store she recently opened in Alpharetta, Ga.


MOTOR
HARLEY-DAVIDSON
CYCLES

"As an entrepreneur, you want a bank that's strong enough to help you grow, but has the mentality and intimacy to want to know you and your business needs. It's been a great ride with BB&T."

Maurice Slaughter, CEO of MS Family Dealerships / owner of three Harley-Davidson dealerships in Virginia and North Carolina.

Ray Perry, Vice President and General Manager, Harley-Davidson MS Family Dealerships

Scarlet Floyd, Controller, Harley-Davidson MS Family Dealerships

Mark D. Smith, Senior Vice President City Executive VI, BB&T

Kevin Johnson, President and Chief Operating Officer, Harley-Davidson MS Family Dealerships

Alfred W. Craft, III, Senior Vice President Wealth Management Team Director, BB&T Wealth Management

Maurice D. Slaughter, Chief Executive Officer, Dealer and Owner, Harley-Davidson MS Family Dealerships

Contribution of Colonial Bank

Our 2009 acquisition of Colonial Bank, seamlessly converted to BB&T's systems and values, has exceeded both our strategic and financial objectives. With $25 billion in assets and 350 branches, it was twice the size of any of our previous acquisitions and has returned similarly outsized benefits. Loss-sharing agreements with the Federal Deposit Insurance Corporation substantially protected BB&T from Colonial's problem assets. At December 31, 2010, we estimate that we have an additional $2.4 billion of accretable yield to flow to earnings in the next two to three years from a strong performance from assets acquired in the Colonial transaction.

BB&T's broader array of products and services has created significant growth and cross-selling opportunities, particularly in Alabama and Florida where the acquisition moved BB&T's deposit market share into the top five position in those states – our strategic goal for all of our markets. In addition to expanding our presence in Alabama, Florida and Georgia, it provided an important strategic toehold in the vast Texas market. We picked up 22 branches in Dallas/Fort Worth and Austin and are building a statewide corporate banking presence with particular emphasis on serving the energy sector in Houston. We believe the acquisition will be a springboard for growth organically and by acquisition in one of the nation's biggest and richest states.

In addition to the Texas market, we will be alert for bank acquisition opportunities that enhance our market share in our existing banking footprint as well as non-bank purchases that expand our related financial businesses. We will look for opportunities to diversify our banking markets. For example, to complement our fast-growth markets, we are interested in areas such as the Midwest, where an established manufacturing base and deeply rooted residents breed longtime client relationships. That said, we are wary of recent evidence of pricing exuberance, and will insist any acquisition meet our three tests: Is it strategically compelling? Does it avoid adding material asset risk? Will it be meaningfully accretive to our shareholders?



Headquarters
BB&T
Colonial

COLONIAL ACQUISITION DRIVES MARGIN GROWTH[1]



4.20%
4.00
3.80
3.60
3.40
3.20
(Percent)
4.03%
3.51%
BB&T
Peers
2006
2007
2008
2009
2010

[1] Peers include CMA, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB and ZION. Excludes COF.

DELIVERING ALL COMPONENTS OF PROFITABILITY

STRONG FEE INCOME RATIO[1]



43.0%
41.0
39.0
37.0
35.0
(Percent)
41.0%
36.5%
BB&T
Peers
2006
2007
2008
2009
2010

STRONG EFFICIENCY RATIO[1]



65.0%
60.0
55.0
50.0
45.0
(Percent)
60.9%
53.9%
BB&T
Peers
2006
2007
2008
2009
2010

[1] Peers include CMA, COF, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB and ZION.
Source: SNL and Company Reports

Control costs

Tightly controlling cost in this slow-growth environment is just as crucial as finding new sources of revenue.

We were faced with some uncontrollable costs in 2010 as we accelerated disposition of problem assets and responded to increased government regulation, contributing to a 15% increase in noninterest expense in 2010 over a year earlier.

But we remain relentless in finding ways to limit costs we can control, such as extending our centralized sourcing, procurement and contract management throughout BB&T.

We expect flat or slightly reduced noninterest expenses in 2011 as we benefit from lower credit costs. For example, foreclosed property expense declined for the second consecutive quarter in the fourth quarter of 2010 as we had fewer writedowns than prior quarters.

Key to BB&T's success in this area is an efficient and stable workforce. A historically low turnover rate – 12% – is important in reducing personnel costs, building solid long-term relationships with our clients, and increasing productivity. Net revenue per FTE increased by 9.3% in 2010 compared to last year.

Our overall efficiency ratio – which measures expenses as a percentage of revenues, so lower percentages reflect improved performance – was 53.9% in 2010, compared to 50.4% a year earlier, in part because of incentive expenses to capture new business in mortgages and capital markets, but largely due to credit and regulatory costs. We expect to move the ratio back to the low 50% range in two to three years. We continue to outperform our peers in this ratio. Our peers' average efficiency ratio deteriorated to 60.9% in 2010 from 59.6% the prior year.

Even as the economy shows signs of improvement, we cannot become complacent about cost control. With lending growth still relatively sluggish, and new federal laws limiting bank fees, weaker banks have had to resort to layoffs to cut costs. In contrast, BB&T has been able to largely retain our workforce, continue to invest in employee development programs – and we are now in a position to add several hundred jobs in revenue-producing areas in 2011.

THANK YOU

In closing, I want to express my deepest appreciation to four members of our corporate board of directors who retired as of December 31, 2010, after reaching our mandatory retirement age of 70. Barry Fitzpatrick, Vincent Hackley, James Maynard and Albert McCauley made enormous contributions to BB&T's success over many years – a combined 67 years of tireless service on our corporate board. In particular, I want to thank James Maynard for 25 years of service on our board, including serving as Chair of our Executive Committee and as our first Lead Director. We wish them well and I welcome their continued involvement, advice and counsel.

Jane Helm has replaced Mr. Maynard as lead director on the corporate board. A BB&T corporate director since 1997, Ms. Helm has extensive financial experience after serving as the functional equivalent of a chief financial officer to major universities for more than 28 years. She was Vice Chancellor of Business Affairs at Appalachian State University for 12 years until her retirement in 2006.

In addition, I want to welcome Valeria Lynch Lee to the corporate board. I've known and admired her for years, through her eight years as a board member of our principal subsidiary, Branch Banking and Trust Company, and by working together on economic development for North Carolina. She has been involved in all stages of business development, from program director for the Z. Smith Reynolds Foundation to the first president of Golden L.E.A.F. Inc., a foundation that provides grants primarily to economic-development projects. She is now chief executive of Applied Behavioral Concepts for Families LLC, a start-up company that provides services to North Carolina's Edgecombe and Nash counties.

I also want to thank my colleagues on our phenomenal executive leadership team for guiding us through the most challenging business cycle of our lifetimes, while at the same time preparing BB&T to take advantage of the best opportunity of our lifetimes. We have worked seamlessly together for most of our careers, with an average of 27 years experience at BB&T.

While many other financial institutions remain hunkered down under the weight of past excesses, BB&T has many good reasons for optimism as we emerge from the Great Recession. We are aggressively managing our credit costs. We have diversified our balance sheet and invested in our fee-income businesses to tap fast-growing revenue opportunities. Our community banking structure, staffed by our well-trained, enthusiastic employees, provides unmatched service quality. Our Southeast and Mid-Atlantic markets are among the fastest growing in the nation, and our Colonial acquisition provides a springboard for expansion into the Texas market. Most importantly, we have the best value proposition in the marketplace, and the best team to deliver that proposition to our clients.

After weathering the worst banking environment in 80 years, we are ready and eager to turn the page in 2011 and beyond. Guided by our values, and with the continuing support of our employees, clients, shareholders and board members, I have never been more confident that our best days are ahead. Thank you for your support!



Kelly S. King
Chairman and Chief Executive Officer
February 22, 2011


BB&T
SINCE
1872



STANDING LEFT TO RIGHT: Stephen T. Williams, John A. Allison IV, K. David Boyer, Jr., Kelly S. King, Thomas N. Thompson, Ronald E. Deal, Jennifer S. Banner
SEATED LEFT TO RIGHT: Anna R. Cablik, John P. Howe III, M.D., Valeria Lynch Lee, J. Holmes Morrison, Nido R. Qubein, Jane P. Helm, J. Littleton Glover, Jr.

CORPORATE BOARD OF DIRECTORS

John A. Allison IV
Distinguished Professor of Practice
Wake Forest University
Retired Chairman and
Chief Executive Officer
BB&T Corporation
Winston-Salem, N.C.

Jennifer S. Banner
Chief Executive Officer
Schaad Companies LLC and
President and CEO
SchaadSource LLC
Knoxville, Tenn.

K. David Boyer, Jr.
Chief Executive Officer
GlobalWatch Technologies, Inc.
Oakton, Va.

Anna R. Cablik
President
Anasteel & Supply Company, LLC
and Anatek, Inc.
Marietta, Ga.

Ronald E. Deal
Chairman
Wesley Hall, Inc.
Hickory, N.C.

J. Littleton Glover, Jr.
President and
Chief Executive Officer
Batson-Cook Development Co.
Attorney
Glover & Davis, P.A.
Newnan, Ga.

Jane P. Helm
Retired Vice Chancellor of
Business Affairs
Appalachian State University
Arden, N.C.

John P. Howe III, M.D.
President and
Chief Executive Officer
Project HOPE
(Health Opportunities
for People Everywhere)
Washington, D.C.

Kelly S. King
Chairman and
Chief Executive Officer
BB&T Corporation
Winston-Salem, N.C.

Valeria Lynch Lee
Chief Executive Officer
Applied Behavioral Concepts
for Families, LLC
Rocky Mount, N.C.

J. Holmes Morrison
Retired Chairman,
President and
Chief Executive Officer
One Valley Bancorp, Inc.
Charleston, W.Va.

Nido R. Qubein
President
High Point University
Chairman
Great Harvest Bread Co.
High Point, N.C.

Thomas E. Skains
Chairman,
President and
Chief Executive Officer
Piedmont Natural
Gas Company, Inc.
Charlotte, N.C.
(Not pictured)

Thomas N. Thompson
President
Thompson Homes, Inc.
Representative
Kentucky House of
Representatives
Owensboro, Ky.

Stephen T. Williams
President and
Chief Executive Officer
WilcoHess, LLC
President
A.T. Williams Oil Co.
Winston-Salem, N.C.



STANDING LEFT TO RIGHT: Clarke R. Starnes III, Christopher L. Henson, Kelly S. King, Ricky K. Brown, Daryl N. Bible
SEATED LEFT TO RIGHT: Steven B. Wiggs, Barbara F. Duck, C. Leon Wilson III, Robert E. Greene, Donna C. Goodrich

EXECUTIVE MANAGEMENT

Daryl N. Bible
Senior Executive
Vice President and
Chief Financial Officer

Ricky K. Brown
Senior Executive
Vice President
and President,
Community Banking

Barbara F. Duck
Senior Executive
Vice President and
Enterprise Risk Manager

Donna C. Goodrich
Senior Executive Vice
President and
Deposit Services Manager

Robert E. Greene
Senior Executive Vice
President and
Administrative Group
Manager

Christopher L. Henson
Chief Operating Officer

Kelly S. King
Chairman and
Chief Executive Officer

Clarke R. Starnes III
Senior Executive
Vice President and
Chief Risk Officer

Steven B. Wiggs
Senior Executive
Vice President and
Chief Marketing Officer
and Lending Group Manager

C. Leon Wilson III
Senior Executive
Vice President and
Operations Division Manager

SHAREHOLDER RETURN

DEPICTS $100 INVESTED AT 12/31/95 AND HELD THROUGH 12/31/10 WITH DIVIDENDS REINVESTED IN THE SECURITY OR INDEX



$500
400
300
200
100
0
(Dollars)
BB&T
Peer 1
Peer 2
Peer 3
Peer 4
S&P 500 Index
S&P Commercial Banks
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10

QUARTERLY SUMMARY OF MARKET PRICES AND CASH DIVIDENDS DECLARED ON COMMON STOCK

	2010				2009			
Quarter Ended	High	Low	Last	Cash Dividends Declared	High	Low	Last	Cash Dividends Declared
March 31	**$ 32.93**	**$ 25.40**	**$ 32.39**	**$ .15**	$ 27.72	$ 12.90	$ 16.92	$ .47
June 30	**35.72**	**26.18**	**26.31**	**.15**	28.67	16.27	21.98	.15
September 30	**28.69**	**21.72**	**24.08**	**.15**	29.81	19.83	27.24	.15
December 31	**27.57**	**22.15**	**26.29**	**.15**	28.66	23.75	25.37	.15
Year	**$ 35.72**	**$ 21.72**	**$ 26.29**	**$ .60**	$ 29.81	$ 12.90	$ 25.37	$ .92

SELECTED MARKET INFORMATION

	2010	2009	2008	2007	2006
Market capitalization (in billions)	**$ 18.26**	$ 17.50	$ 15.36	$ 16.74	$ 23.79
Book value per share	**23.67**	23.47	23.16	23.14	21.69
Dividend yield at year-end	**2.28 %**	2.36 %	6.85 %	6.00 %	3.82 %
Dividend payout ratio	**50.8**	79.3	68.5	56.8	57.8

PURPOSE

BB&T's ultimate purpose is to create superior, long-term economic rewards for our shareholders.

STOCK PERFORMANCE

The graph on page 26 reflects the performance of a $100 investment in BB&T's stock since December 31, 1995, the year-end following the completion of the BB&T and Southern National Corporation merger-of-equals, in comparison with other regional competitors, the S&P 500 Commercial Banks Index and the S&P 500.

Source: Bloomberg

DIVIDEND YIELD

AS OF DECEMBER 31, 2010[1]



3.50%
3.00
2.50
2.00
1.50
1.00
.50
.00
(Percent)
3.32%
2.28%
.95%
.74%
.66%
.58%
.58%
.57%
.47%
.45%
.27%
.17%
.14%
Peer 1
BB&T
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Peer 11
Peer 12

Among S&P 500 Index banks, BB&T has the 4th highest dividend yield.

[1] Peers include CMA, COF, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB and ZION. Source: Thomson Reuters

STOCK EXCHANGE AND TRADING SYMBOL

The common stock of BB&T Corporation is traded on the New York Stock Exchange under the symbol BBT.

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan enables shareholders to reinvest dividends and/or invest additional cash in full or fractional shares of BB&T Corporation on a regular basis. For more information, contact Shareholder Services in Winston-Salem, North Carolina, at 336-733-3477 or 800-213-4314.

CONSOLIDATED BALANCE SHEETS

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data, shares in thousands)

	December 31, 2010	December 31, 2009
ASSETS		
Cash and due from banks	$ 1,127	$ 1,584
Interest-bearing deposits with banks	931	667
Federal funds sold and securities purchased under resale agreements or similar arrangements	327	398
Segregated cash due from banks	309	270
Trading securities at fair value	633	636
Securities available for sale at fair value ($1,539 and $1,201 covered by FDIC loss share at December 31, 2010 and December 31, 2009, respectively)	23,169	33,253
Loans held for sale ($3,176 and $2,551 at fair value at December 31, 2010 and December 31, 2009, respectively)	3,697	2,551
Loans and leases ($6,194 and $8,019 covered by FDIC loss share at December 31, 2010 and December 31, 2009, respectively)	103,567	103,656
Allowance for loan and lease losses	(2,708)	(2,600)
Loans and leases, net of allowance for loan and lease losses	100,859	101,056
FDIC loss share receivable	1,922	3,062
Premises and equipment	1,840	1,583
Goodwill	6,008	6,053
Core deposit and other intangible assets	508	640
Residential mortgage servicing rights at fair value	830	832
Other assets ($360 and $215 of foreclosed property and other assets covered by FDIC loss share at December 31, 2010 and December 31, 2009, respectively)	14,921	13,179
Total assets	$ 157,081	$ 165,764
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing deposits	$ 20,637	$ 18,945
Interest-bearing deposits	86,576	96,020
Total deposits	107,213	114,965
Federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds	5,673	8,106
Long-term debt	21,730	21,376
Accounts payable and other liabilities	5,967	5,076
Total liabilities	140,583	149,523
Shareholders' equity:		
Common stock, $5 par	3,472	3,449
Additional paid-in capital	5,776	5,620
Retained earnings	7,935	7,539
Accumulated other comprehensive loss, net of deferred income taxes of $(452) at December 31, 2010 and $(257) at December 31, 2009	(747)	(417)
Noncontrolling interest	62	50
Total shareholders' equity	16,498	16,241
Total liabilities and shareholders' equity	$ 157,081	$ 165,764
Common shares outstanding	694,381	689,750
Common shares authorized	2,000,000	1,000,000
Preferred shares authorized	5,000	5,000

CONSOLIDATED STATEMENTS OF INCOME

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data)

	Year Ended December 31, 2010	2009	2008
INTEREST INCOME			
Interest and fees on loans and leases	$ 6,080	$ 5,547	$ 6,003
Interest and dividends on securities	1,019	1,319	1,135
Interest on other earning assets	16	18	69
Total interest income	7,115	6,884	7,207
INTEREST EXPENSE			
Interest on deposits	917	1,271	1,891
Interest on federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds	22	58	235
Interest on long-term debt	856	711	843
Total interest expense	1,795	2,040	2,969
NET INTEREST INCOME	5,320	4,844	4,238
Provision for credit losses	2,638	2,811	1,445
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	2,682	2,033	2,793
NONINTEREST INCOME			
Insurance commissions	1,041	1,047	928
Service charges on deposits	618	690	673
Investment banking and brokerage fees and commissions	352	346	354
Mortgage banking income	521	658	275
Checkcard fees	274	227	201
Other nondeposit fees and commissions	270	229	189
Bankcard fees and merchant discounts	177	156	151
Trust and investment advisory revenues	159	139	147
Securities gains, net	554	199	107
Income from bank-owned life insurance	123	97	84
FDIC loss share income, net	(116)	14	–
Other income, net	(16)	132	88
Total noninterest income	3,957	3,934	3,197
NONINTEREST EXPENSE			
Personnel expenses	2,616	2,517	2,201
Foreclosed property expense	747	356	79
Occupancy and equipment expenses	608	579	509
Professional services	334	262	204
Regulatory charges	211	230	30
Loan processing expenses	180	135	125
Amortization of intangibles	122	114	100
Software expenses	117	94	74
Merger-related and restructuring charges, net	69	38	15
Other expenses	666	606	574
Total noninterest expense	5,670	4,931	3,911
INCOME BEFORE INCOME TAXES	969	1,036	2,079
Provision for income taxes	115	159	550
NET INCOME	854	877	1,529
Noncontrolling interest	38	24	10
Dividends and accretion on preferred stock	–	124	21
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 816	$ 729	$ 1,498
Basic Earnings Per Share	$ 1.18	$ 1.16	$ 2.73
Diluted Earnings Per Share	$ 1.16	$ 1.15	$ 2.71

SELECTED FINANCIAL DATA

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data)

	Year Ended December 31,						Five-Year Compound Growth Rate
	2010	2009	2008	2007	2006	2005	
SUMMARY OF INCOME STATEMENT							
Interest income	**$ 7,115**	$ 6,884	$ 7,207	$ 7,894	$ 6,893	$ 5,506	5.3 %
Interest expense	**1,795**	2,040	2,969	4,014	3,185	1,981	(2.0)
Net interest income	**5,320**	4,844	4,238	3,880	3,708	3,525	8.6
Provision for credit losses	**2,638**	2,811	1,445	448	240	217	64.8
Net interest income after provision for credit losses	**2,682**	2,033	2,793	3,432	3,468	3,308	(4.1)
Noninterest income	**3,957**	3,934	3,197	2,774	2,521	2,326	11.2
Noninterest expense	**5,670**	4,931	3,911	3,624	3,511	3,163	12.4
Income before income taxes	**969**	1,036	2,079	2,582	2,478	2,471	(17.1)
Provision for income taxes	**115**	159	550	836	945	813	(32.4)
Net Income	**854**	877	1,529	1,746	1,533	1,658	(12.4)
Noncontrolling interest	**38**	24	10	12	5	4	56.9
Dividends and accretion on preferred stock	**–**	124	21	–	–	–	NM
Net income[1]	**$ 816**	$ 729	$ 1,498	$ 1,734	$ 1,528	$ 1,654	(13.2) %
PER COMMON SHARE DATA							
Basic	**$ 1.18**	$ 1.16	$ 2.73	$ 3.17	$ 2.84	$ 3.02	(17.1) %
Diluted	**1.16**	1.15	2.71	3.14	2.81	3.00	(17.3)
Cash dividends declared	**.60**	.92	1.87	1.80	1.64	1.49	(16.6)
Book value	**23.67**	23.47	23.16	23.14	21.69	20.49	2.9
SELECTED AVERAGE BALANCES							
Assets	**$ 159,658**	$ 155,182	$ 136,881	$ 126,420	$ 114,328	$ 104,612	8.8 %
Earning assets	**135,330**	135,665	120,852	112,305	101,572	92,703	7.9
Securities, at amortized cost	**27,610**	31,226	23,402	21,731	20,110	19,571	7.1
Loans and leases	**104,787**	102,146	95,195	87,952	79,313	71,517	7.9
Deposits	**106,773**	102,381	88,831	83,501	77,230	70,346	8.7
Interest-bearing liabilities	**117,706**	117,570	106,189	97,720	85,646	76,813	8.9
Shareholders' equity	**16,886**	16,238	13,533	12,215	11,531	11,136	8.7
SELECTED YEAR-END BALANCES							
Assets	**$ 157,081**	$ 165,764	$ 152,015	$ 132,618	$ 121,351	$ 109,170	7.5 %
Earning assets	**133,442**	142,407	133,735	116,466	107,676	96,777	6.6
Securities, at carrying value	**23,169**	33,253	32,364	22,054	20,342	19,438	3.6
Loans and leases	**107,264**	106,207	98,669	91,686	83,591	75,023	7.4
Deposits	**107,213**	114,965	98,613	86,766	80,971	74,282	7.6
Interest-bearing liabilities	**113,979**	125,502	113,784	103,034	91,569	80,485	7.2
Shareholders' equity	**16,498**	16,241	16,081	12,664	11,826	11,201	8.1

[1] Available to common shareholders

SELECTED RATIOS

	Year Ended December 31,				
	2010	2009	2008	2007	2006
PERFORMANCE RATIOS					
Return on average assets	**.54 %**	.56 %	1.12 %	1.38 %	1.34 %
Return on average equity	**4.85**	4.93	11.44	14.25	13.35
Fee income ratio	**42.0**	44.2	42.5	41.3	39.9
Fee income ratio – adjusted[1]	**41.0**	42.8	40.7	41.3	40.6
Efficiency ratio	**60.2**	55.4	52.0	53.9	55.6
Efficiency ratio – adjusted[1]	**53.9**	50.4	50.9	51.4	53.2
Net interest margin (fully taxable equivalent)	**4.03**	3.66	3.58	3.52	3.74
CAPITAL RATIOS					
Average equity to average assets	**10.6 %**	10.5 %	9.9 %	9.7 %	10.1 %
Equity to assets at year-end	**10.5**	9.8	10.6	9.5	9.7
Risk-based capital ratios:					
Tier 1 capital	**11.8**	11.5	12.3	9.1	9.0
Total capital	**15.5**	15.8	17.4	14.2	14.3
Tier 1 leverage ratio	**9.1**	8.5	9.9	7.2	7.2
Tangible common equity[2]	**7.1**	6.2	5.3	5.7	6.0
Tier 1 common equity to risk-weighted assets[2]	**9.1**	8.5	7.1	7.2	7.6
CREDIT QUALITY RATIOS[3]					
Nonperforming loans and leases as a percentage of total loans and leases	**2.49 %**	2.51 %	1.42 %	.54 %	.30 %
Nonperforming assets as a percentage of:					
Total assets	**2.73**	2.61	1.32	.52	.28
Loans and leases plus foreclosed property	**3.94**	4.02	2.03	.75	.41
Net charge-offs as a percentage of average loans and leases	**2.41**	1.74	.89	.38	.27
Allowance for loan and lease losses as a percentage of loans and leases held for investment	**2.62**	2.51	1.62	1.10	1.07
Ratio of allowance for loan and lease losses to net charge-offs	**1.07 x**	1.47 x	1.85 x	2.97 x	4.12 x

[1] Excludes securities gains (losses), foreclosed property expenses, amortization of intangible assets, merger-related and restructuring charges, unusual gains from extinguishment of debt and the sale of a payroll processing business and the sale of BB&T's ownership interest in Visa; unusual costs associated with a special FDIC assessment, a contingency reserve and adjustments related to leveraged lease settlements.
[2] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used by the Supervisory Capital Assessment Program to calculate these ratios.
[3] Loans and leases are net of unearned income and include loans held for sale, covered loans and foreclosed property. Government guaranteed mortgage loans have been excluded from our credit quality ratios.


BB&T
BB&T
Knoxville
Houston
Atlanta

MARKET COVERAGE

- BB&T Headquarters
- BB&T Community
- BB&T Capital Markets
- AFCO/CAFO/Prime Rate
- Commercial Finance
- Equipment Finance
- Governmental Finance
- Grandbridge Real Estate Capital
- Insurance
- Lendmark Financial Services
- Mortgage
- Regional Acceptance
- Sales Finance
- Scott & Stringfellow
- Sheffield Financial
- Sterling Capital

Map generated by SpatiaLogic

GENERAL INFORMATION

FORM 10-K
BB&T Corporation files an Annual Report on Form 10-K with the Securities and Exchange Commission each year. A copy of this report may be obtained upon written request to:

Daryl N. Bible
Senior Executive Vice President and Chief Financial Officer
BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250

CORPORATE HEADQUARTERS
BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250
336-733-2000

EQUAL OPPORTUNITY EMPLOYER
BB&T Corporation is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will continue to be free from discriminatory practices.

TRANSFER AGENT
Branch Banking and Trust Company
Shareholder Services
Attn: Stock Transfer
223 West Nash Street
Wilson, NC 27893

SHAREHOLDER SERVICES
Shareholders seeking information regarding dividends, lost certificates or other general information should contact:

Shareholder Services
336-733-3477 or toll-free 800-213-4314

Please submit address changes through our website, by calling Shareholder Services or by writing to:
BB&T Shareholder Services
150 South Stratford Road
Suite 300
Winston-Salem, NC 27104

ANALYST INFORMATION
Analysts, investors and others seeking additional financial information should contact:

Tamera L. Gjesdal
Senior Vice President
Investor Relations
336-733-3058

Alan W. Greer
Executive Vice President
Investor Relations
336-733-3021

CLIENTS
Clients seeking assistance with BB&T's products and services should call 1-800-BANK BBT (1-800-226-5228).

NEWS MEDIA
News media representatives seeking information should contact:

Cynthia A. Williams
Executive Vice President
Chief Corporate Communications Officer
336-733-1478

WEBSITE
Please visit www.BBT.com for information concerning BB&T's products and services, news releases, financial information, corporate governance practices and other material relating to BB&T.

BB&T

BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250

C0001125033